WASTE SYSTEMS INTERNATIONAL, INC.
                               420 Bedford Street
                               Lexington, MA 02420
                            Telephone: (781) 862-3000
                               Fax: (781) 862-2929

                                 March 30, 2001

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

      Re:   Waste Systems International, Inc.
            Request to Withdraw Registration Statement on Form S-3, (Registration No. 333-92543)

Securities and Exchange Commission:

      Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Waste Systems International, Inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-3 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter, on grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement was initially filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system on December 10, 1999.

      The Registration Statement was filed in connection with the resale of 6,681,365 shares of the Registrant's common stock, par value $.01 per share ("Common Stock") by certain of the Registrant's stockholders. The Registrant has determined that it will not proceed with the registration and resale of Common Stock as contemplated in the Registration Statement. Because the Registrant will not proceed with the proposed registration and resale, the Registrant's management believes that withdrawal of the Registration Statement is appropriate.

      The Registrant confirms that no securities have been resold pursuant to the Registration Statement. The filing fee for the Registration Statement was paid by electronic wire transfer to the Commission at the time of the initial filing and the Registrant understands that such fees will not be returned to it.

Securities and Exchange Commission
March 30, 2001


      Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (781) 862-2929.

                                    Sincerely,

                                    WASTE SYSTEMS INTERNATIONAL, INC.


                                    By: /s/ John Boyer
                                        --------------------------------------
                                        John Boyer
                                        President and Chief Executive Officer